Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com

December 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 40-33 – Civil Action Documents Filed Against Triangle Capital Corporation et al. (File No. 814-00733)

Ladies and Gentlemen:

On behalf of Triangle Capital Corporation (the “Company”), and pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing please find a copy of

•	the class action complaint filed by Elias Dagher, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Triangle Capital Corporation, E. Ashton Poole, Steven C. Lilly and Garland S. Tucker, III, Defendants in the United States District Court for the Southern District of New York, involving the Company and certain officers and directors of the Company that has been delivered to the Company; and

•	the class action complaint filed by Gary W. Holden, Individually and on Behalf of All Others Similarly Situated, Plaintiff, vs. Triangle Capital Corporation, E. Ashton Poole, Steven C. Lilly and Garland S. Tucker, III, Defendants in the United States District Court for the Southern District of New York, involving the Company and certain officers and directors of the Company that has been delivered to the Company.

If you have any questions regarding this submission, please do not hesitate to call Harry Pangas at (202) 383-0805 or me at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	E. Ashton Poole, Triangle Capital Corporation
Steven C. Lilly, Triangle Capital Corporation
Garland S. Tucker, III, Triangle Capital Corporation
Harry Pangas, Eversheds Sutherland (US) LLP

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

x
ELIAS DAGHER, Individually and on Behalf	:	Civil Action No.
of All Others Similarly Situated,	:
	:	CLASS ACTION
Plaintiff,	:
	:	COMPLAINT FOR VIOLATIONS OF THE
vs.	:	FEDERAL SECURITIES LAWS
:
TRIANGLE CAPITAL CORPORATION, E.	:
ASHTON POOLE, STEVEN C. LILLY and	:
GARLAND S. TUCKER, III,	:
:
Defendants.	:
	x	DEMAND FOR JURY TRIAL

Plaintiff, individually and on behalf of all others similarly situated, by plaintiff’s undersigned attorneys, for plaintiff’s complaint against defendants, alleges the following based upon personal knowledge as to plaintiff and plaintiff’s own acts and upon information and belief as to all other matters based on the investigation conducted by and through plaintiff’s attorneys, which included, among other things, a review of U.S. Securities and Exchange Commission (“SEC”) filings by Triangle Capital Corporation (“Triangle” or the “Company”), Company press releases, earning calls, analyst reports and media reports about the Company. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal securities class action on behalf of all purchasers of Triangle common stock between May 7, 2014 and November 1, 2017, inclusive (the “Class Period”), seeking remedies under the Securities Exchange Act of 1934 (the “1934 Act”).

JURISDICTION AND VENUE

2. The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the 1934 Act, 15 U.S.C. §§78j(b) and 78t(a), and Rule 10b-5, 17 C.F.R. §240.10b-5, promulgated thereunder by the SEC.

3. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and §27 of the 1934 Act.

4. Venue is proper in this District pursuant to §27 of the 1934 Act and 28 U.S.C. §1391(b). Many of the acts charged herein, including the dissemination of materially false and misleading information, occurred in substantial part in this District. In addition, the common stock of Triangle trades in this District on the New York Stock Exchange (“NYSE”).

THE PARTIES

5. Plaintiff Elias Dagher purchased Triangle common stock during the Class Period as described in the Certification attached hereto and incorporated herein by reference and suffered damages.

6. Defendant Triangle is a business development company.

7. Defendant E. Ashton Poole (“Poole”) is President, Chief Executive Officer (“CEO”) and Chairman of the Board of Directors (the “Board”) of Triangle. He assumed the position of CEO in February 2016, prior to which he was the Chief Operating Officer (“COO”) of the Company.

8. Defendant Steven C. Lilly (“Lilly”) is Chief Financial Officer (“CFO”), Secretary and a director of Triangle. He is also a co-founder of the Company.

9. Defendant Garland S. Tucker, III (“Tucker”) is a director and co-founder of Triangle. He was Chairman of the Board until May 2017 and CEO of the Company until February 2016.

10. The defendants referenced above in ¶¶7-9 are collectively referred to herein as the “Individual Defendants.” The Individual Defendants made, or caused to be made, false and misleading statements that artificially inflated the price of Triangle common stock during the Class Period.

11. The Individual Defendants, because of their positions with the Company, possessed the power and authority to control the contents of Triangle’s quarterly reports, press releases and presentations to securities analysts, money and portfolio managers and institutional investors, i.e., the market. They were provided with copies of the Company’s reports and press releases alleged herein to be misleading prior to or shortly after their issuance and had the ability and opportunity to prevent their issuance or cause them to be corrected. Because of their positions with the Company and their access to material non-public information available to them but not to the public, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to and were being concealed from the public and that the positive representations being made were then materially false and misleading. The Individual Defendants are liable for the false and misleading statements pleaded herein.

SUBSTANTIVE ALLEGATIONS

12. Defendant Triangle is a specialty finance company that provides customized financing to lower middle market companies located primarily in the United States. The Company focuses on lending to private companies with annual revenues between $10.0 million and $250.0 million.

13. Triangle is regulated as a business development company, or “BDC,” under the Investment Companies Act of 1940. The purported investment objective of Triangle is to generate attractive returns by generating current income debt investments and capital appreciation equity- related investments. In turn, Triangle pays out this investment income in dividends to its shareholders. The rate and amount of these dividend payments is critical to the market’s valuation of Triangle.

14. The quality and robustness of Triangle’s underwriting and valuation policies, practices and procedures are also critical to investors evaluating the Company. Triangle provides loans in small- to mid-size private companies for which limited public information is available. Investors rely on Triangle to be able to appropriately value and price the risks associated with investing in these companies and to identify profitable investment opportunities so that it can receive a return on its investments and avoid writing down assets or placing loans on non-accrual.

15. During the Class Period, Triangle used an aggressive form of fair value accounting by which it recognized loan income before the income was actually paid to the Company. Triangle did this in a variety of ways, including by recognizing payment-in-kind (“PIK”) interest provisions as income even though such income may never actually be paid to the Company. PIK is contractually deferred interest added to principal and generally due at the end of the loan term. When a borrower cannot pay normal interest terms, PIK provisions can be used in a refinanced loan to nominally increase loan income while at the same time rendering that income more speculative as payment is deferred until the end of the loan term. This allowed Triangle to defer the recognition of losses and loan write-downs until later in the life of the loan and to conceal poor loan performance.

MATERIALLY FALSE AND MISLEADING

STATEMENTS ISSUED DURING THE CLASS PERIOD

16. The Class Period begins on May 7, 2014. On that date, Triangle issued a press release announcing its financial results for the quarter ended March 31, 2014. The release stated that the fair value of the Company’s investment portfolio was $690 million at quarter end, with $438.6 million in total net assets. The release also stated that Triangle had made $77.5 million in new investments during the quarter. The release quoted defendant Tucker, Triangle’s then-CEO, as stating: “‘The first quarter represented the beginning of the more active year we are expecting 2014 to be, with new portfolio investments totaling more than $77 million. . . . Our activity during the quarter supports our optimism for the year, as we believe the lower middle market is poised to provide attractive investment opportunities during the balance of 2014.’” That same day, the Company filed its quarterly results on Form 10-Q, which defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

17. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, defendant Poole, who was then Triangle’s COO, stated that the Company was “focusing on quality over quantity in terms of [its] investment pace per quarter,” and that the Company was being particularly “discriminate in how [it is] reviewing opportunities and choosing to invest” and turning away lower quality investment opportunities. Defendant Poole also stated that Triangle was passing on lower-quality “B deals” so that it could “focus on the A deals.” Later, he continued in pertinent part as follows:

So I think we are thinking about it as a great way to continue to prudently invest the liquidity that we have had over the last year and the firepower that we’ve reserved for a more fruitful investing environment, which we believe is clearly unfolding or has unfolded as we’ve seen in Q1 and hopefully will continue to do so in Q2, Q3, and Q4.

18. On the conference call, defendant Lilly, who served as Triangle’s CFO, likewise described the Company’s investing philosophy: “[T]he primary keys to a successful long-term track record in the [BDC] industry are to maintain on[e’s] credit focus, remain conservative and consistently apply an underwriting formula that produces solid results.”

19. On August 6, 2014, Triangle issued a press release announcing its financial results for the quarter ended June 30, 2014. The release stated that the fair value of the Company’s investment portfolio was $736.3 million at quarter end, with $445.8 million in total net assets. The release also stated that Triangle had made $87.3 million in new investments during the quarter. The release quoted defendant Tucker as stating: “‘The second quarter of 2014 was robust on all fronts. We made $87.3 million of investments . . . . Again, it is an exciting time for Triangle and it gives me great pleasure to be able to share such good news with our investors.’” That same day, the Company filed its quarterly results on Form 10-Q, which defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

20. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, defendant Lilly stated:

During 2014, as the market has naturally shifted back to a healthy amount of M&A activity, we have found that our patience has been rewarded and we have taken advantage of what we perceive to be high-quality investment opportunities at attractive price points. As a result, as we enter the second half of the year, we are becoming increasingly convinced that 2014 could end up being one of TCAP’s most active years in terms of new investments.

21. On November 5, 2014, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2014. The release stated that the fair value of the Company’s investment portfolio was $841.6 million at quarter end, with $547.4 million in total net assets. The release also stated that Triangle had made $180.8 million in new investments during the quarter. The release quoted defendant Tucker as stating: “‘The third quarter of 2014 was extremely active for Triangle. We originated a record $181 million of new investments . . . .’” That same day, the Company filed its quarterly results on Form 10-Q, which defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

22. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, defendant Tucker stated: “[W]e are pleased that the origination portion of our business is operating so well. Our investment pipeline has been robust all year, and we remain very pleased with the quality of the new investments we’ve made.” Defendant Poole provided additional commentary on the purported quality of Triangle’s new investments during the quarter, stating in pertinent part as follows:

I think, obviously the question is always – what is the quality of that flow, and which investments do we feel are the right ones to pursue on behalf of our shareholders? And I can assure you that we spend quite a bit of time on that question.

And so when we think about pipeline, and when you guys think about pipeline, I think it really has to be measured in two ways. One is just externally, how much – or what is the amount of flow of opportunities coming in the door, and then the subset of that flow that we choose to pursue. And on both accounts, I can safely say that our pipeline is healthy.

23. On March 2, 2015, Triangle issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2014. The release stated that the fair value of the Company’s investment portfolio was $887.2 million at year end, with $530.8 million in total net assets. In addition, the release stated that Triangle had only 5.8% and 3.0% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $129 million in new investments during the fourth quarter. The release quoted defendant Tucker as stating: “‘The fourth quarter represented a strong end to the year for Triangle Capital. We remained active in the investing market [and] we generated a record amount of investment income . . . . As we move into 2015 we are pleased with the quality of our investment portfolio, the strength of our balance sheet, and the opportunities we see across the lower middle market.’” That same day, the Company filed its quarterly and annual results on Form 10-K, which defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

24. Also on March 2, 2015, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, defendants stressed the purported quality of the Company’s investments and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, defendant Tucker stated: “As we begin 2015, we are reminded that the most successful BDCs are those that continually exercise corporate discipline in areas such as investment prudence” and those that “resisted certain temptations, such as growing their investment portfolios in an irrational way.”

25. Similarly, defendant Poole stressed that Triangle had been selective in its investments and focused on quality over quantity in securing sound investments, stating in pertinent part as follows:

In the lower middle market, we are finding that financial sponsors are entering 2015 with a very optimistic view. For the first time in a number of years, there is significant inventory available in terms of both first-time sellers of private companies coupled with a healthy backlog of sponsor-to-sponsor trades, which in recent years have become a meaningful component of the market.

Balancing against this robust level of inventory is our internal view that not every company meets our underwriting standards. And so while our deal teams are very busy analyzing a healthy number of opportunities, you can expect that we will continue to remain focused on quality versus quantity in terms of new investment activity.

26. On May 6, 2015, Triangle issued a press release announcing its financial results for the quarter ended March 31, 2015. The release stated that the fair value of the Company’s investment portfolio was $877.4 million at quarter end, with $519.6 million in total net assets. In addition, the release stated that Triangle had only 6.1% and 2.7% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $98.2 million in new investments during the quarter. The release quoted defendant Tucker as stating: “‘We are pleased that we were able to follow a strong fourth quarter of 2014 with another strong quarter to begin 2015. . . . We remain confident in both the overall quality of our investment portfolio and the investment opportunities in the lower middle market for the remainder of 2015.’” That same day, the Company filed its quarterly results on Form 10-Q, which defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

27. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, defendant Poole stated that he and management “feel very good” about Triangle’s new investments during the quarter, and that the Company was “very focused on maximizing yields on behalf of [its] investors.” Similarly, defendant Lilly stated:

“[Q]uality over quantity, . . . that’s what we try to focus on, and always have, and I think that will be the biggest guide post as we move forward.”

28. On August 5, 2015, Triangle issued a press release announcing its financial results for the quarter ended June 30, 2015. The release stated that the fair value of the Company’s investment portfolio was $884.9 million at quarter end, with $514.8 million in total net assets. In addition, the release stated that Triangle had only 3.1% and 1.6% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $65.1 million in new investments during the quarter. The release quoted defendant Tucker as stating: “‘The second quarter was another active quarter for Triangle. . . . Our expanded balance sheet enables Triangle to focus on new portfolio opportunities during the remainder of 2015.’” That same day, the Company filed its results on Form 10-Q, which defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

29. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, defendant Tucker stated: “[W]e decided to pass on a greater percentage of transactions during the first half of the year rather than stretch our credit metrics in a manner that would not be consistent with our historical underwriting standards.” Defendant Lilly continued on this same theme in response to an analyst question, stating: “I think thematically what you continue to hear from us is, we’re not trying to grow the portfolio purely for growth. Say, we’re trying to find the best risk adjusted returns we can.”

30. On November 4, 2015, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2015. The release stated that the fair value of the Company’s investment portfolio was $968.1 million at quarter end, with $515.7 million in total net assets. In addition, the release stated that Triangle had only 2.0% and 0.7% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $189.2 million in new investments during the quarter. The release quoted defendant Tucker as stating: “‘The third quarter was an extremely active quarter for Triangle. The recent volatility in the broader credit markets has accrued to our benefit as we were able to originate a record level of new investments in high quality companies during the quarter. Needless to say, we are pleased that we exercised patience during the first half of the year and maintained sufficient liquidity to take advantage of what we perceive to be an opportune time in the investing market.’” That same day, the Company filed its quarterly results on Form 10-Q, which defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

31. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, defendant Tucker stated: “As we move to the end of 2015, and begin to look forward to 2016, I believe Triangle has successfully navigated this rough patch with the same measure of discipline and focus that our team employed to navigate the success- filled days and quarters before.” On the call defendant Lilly also made the point that the Company was selectively choosing investments that promised the best risk-adjusted returns pursuant to a robust underwriting process, stating in pertinent part as follows:

In terms of how we feel about the current originations, the de facto answer is, we feel very good about them or we would not have made the investments to begin with. We look at a lot of opportunities. As you have heard Ashton say on these calls before, it is not unusual for us to have $2 billion of total flow in a single quarter that we are filtering through in terms of the total consideration.

So, there is a lot of filtering that goes on. We tend to close somewhere between 3% and 5% of what we look at. We are very much aligned with that this quarter and I think feel really good about those.

32. Defendant Poole also represented that Triangle had expanded its investments into attractive opportunities by focusing on credit discipline, stating in pertinent part as follows:

[W]e are pleased to have been cautious during the first half of the year and that we held onto our liquidity to be able to put us in a position to achieve what we believe is a very opportunistic time in the market. . . .

By focusing on our key sponsor relationships, we believe we can better target long-term returns for shareholders by operating within our credit discipline and maintaining our focus.

33. In February 2016, Triangle announced that defendant Poole would be taking over as CEO of the Company, while defendant Tucker would continue to serve as Chairman of the Board.

34. On February 24, 2016, Triangle issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2015. The release stated that the fair value of the Company’s investment portfolio was $977.3 million at year end, with $508.4 million in total net assets. In addition, the release stated that Triangle had only 2.0% and 0.7% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $101.5 million in new investments during the fourth quarter. The release quoted defendant Poole as stating: “‘We are pleased to report a strong finish to 2015 .. . . . As we move into 2016, we believe our investing platform is well positioned to continue capitalizing on the attractive opportunities the lower middle market provides.’” That same day, the Company filed its quarterly and annual results on Form 10-K, which defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

35. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, defendants stressed the purported quality of the Company’s investments and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, defendant Poole stated: “2015 for Triangle was marked by several notable items. First, we excelled in originating high-quality, new investments in the lower middle market, as 2015 represented our second-most active investing year on record, with over $450 million in total capital deployed.”

36. On May 4, 2016, Triangle issued a press release announcing its financial results for the quarter ended March 31, 2016. The release stated that the fair value of the Company’s investment portfolio was $940 million at quarter end, with $504.3 million in total net assets. In addition, the release stated that Triangle had only 3.6% and 0.9% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $11.8 million in new investments during the quarter. That same day, the Company filed its quarterly results on Form 10-Q, which defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

37. On August 3, 2016, Triangle issued a press release announcing its financial results for the quarter ended June 30, 2016. The release stated that the fair value of the Company’s investment portfolio was $930.8 million at quarter end, with $498.3 million in total net assets. In addition, the release stated that Triangle had only 5.6% and 2.2% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $63.6 million in new investments during the quarter. That same day, the Company filed its quarterly results on Form 10-Q, which defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

38. In October 2016, Triangle announced that Brent P.W. Burgess was resigning his positions as the Company’s Chief Investment Officer and a member of the Board.

39. On November 2, 2016, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2016. The release stated that the fair value of the Company’s investment portfolio was $947.7 million at quarter end, with $619.4 million in total net assets. In addition, the release stated that Triangle had only 3.9% and 2.1% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $88.4 million in new investments during the quarter. That same day, the Company filed its quarterly results on Form 10-Q, which defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

40. On February 22, 2017, Triangle issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2016. The release stated that the fair value of the Company’s investment portfolio was $1.04 billion at year end, with $611.2 million in total net assets. In addition, the release stated that Triangle had only 3.5% and 1.5% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $155.6 million in new investments during the fourth quarter. That same day, the Company filed its quarterly and annual results on Form 10-K, which defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

41. On May 3, 2017, Triangle issued a press release announcing its financial results for the quarter ended March 31, 2017. The release stated that the fair value of the Company’s investment portfolio was $1.13 billion at quarter end, with $729.2 million in total net assets. In addition, the release stated that Triangle had only 4.2% and 2.2% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $161.5 million in new investments during the quarter. That same day, the Company filed its quarterly results on Form 10-Q, which defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

42. The statements referenced in ¶¶16-32, 34-37, 39-41 were materially false and misleading because they misrepresented and failed to disclose the following adverse facts, which were known to defendants or recklessly disregarded by them:

(a) that, as early as 2013, Triangle’s investment professionals had internally recommended moving away from mezzanine loan deals due to changes in the market that no longer made these investments attractive risk-reward opportunities;

(b) that the Company’s former CEO, defendant Tucker, had ignored the advice of Triangle’s investment professionals to chase higher short-term yields by causing Triangle to invest in mezzanine debt despite the poor quality of the loans and their increased risk of defaults and non- accruals;

(c) that the Company’s entire vintage of 2014 and 2015 investments were at substantial risk of non-accrual as a result of the poor quality of the investments and deficient underwriting practices in place at the time of the investments;

(d) that more than 13% of Triangle’s investment portfolio at cost was at risk of non-accrual and, thus, the fair value of the Company’s asset portfolio was artificially inflated;

(e) that Triangle had materially understated the number of loans performing below expectations and/or in non-accrual and had delayed writing down impaired investments;

(f) that Triangle failed to implement effective underwriting policies and practices to ensure it received appropriate risk-adjusted returns on its investments; and

(g) that, as a result of (a)-(f), above, Triangle’s business, prospects and ability to maintain its dividend level of $0.45 were materially impaired.

43. On August 2, 2017, Triangle issued a press release announcing its financial results for the quarter ended June 30, 2017. The release stated that the fair value of the Company’s investment portfolio was $1.17 billion at quarter end, with $707.9 million in total net assets. In addition, the release revealed significant deterioration in the credit quality of the Company’s portfolio. The release revealed that Triangle had moved one investment to full-non-accrual status from PIK non- accrual and that the amount of full non-accrual assets in the Company’s portfolio had increased to 5.4% and 2.5% as a percentage of the Company’s total portfolio at cost and at fair value, respectively. Moreover, the Company disclosed that it had moved two investments to PIK non- accrual status, increasing the amount of PIK non-accruals as a percentage of the Company’s total portfolio. The Company also revealed only $0.41 in net investment income per share, which was below the Company’s $0.45 per share dividend, and $26.2 million in net unrealized depreciation on its investment portfolio.

44. On this news, the price of Triangle stock declined nearly 15%, or $2.56 per share, from $17.19 per share on August 2, 2017, to close at $14.63 per share by August 4, 2017, on abnormally high trading volume.

45. However, the price of Triangle common stock remained artificially inflated, as defendants continued to conceal the true risks to Triangle’s business and prospects as a result of the impaired credit quality of its portfolio, defective underwriting practices and the facts and circumstances surrounding Triangle’s 2014 and 2015 investments. For example, on the quarterly earnings call, defendant Lilly stated that it was likely that only two of the five portfolio companies carried below 80% of cost on Triangle’s portfolio would go on non-accrual in the next two to four quarters, and only one that carried above 80% of cost “might – it might go on nonaccrual” during that same time frame.

46. Similarly, in response to an analyst question about how Triangle would “minimize loss or maximize recoveries” from its legacy investments, defendant Poole stated that Triangle had recently improved its credit monitoring capabilities and reassured investors that Triangle had enhanced its abilities to identify trouble areas in its portfolio, stating in pertinent part as follows:

As far as [the] portfolio management side of the equation, I think you all know that Jeff Dombcik is our Chief Credit Officer and is head of our portfolio management process. We brought on an additional resource to support Jeff in that effort I will say that Jeff’s done a terrific job of going back through and examining all of our prior tools and screens and processes for getting ahead in forecasting potential trouble spots in the portfolio by industry and by company, and we now have a much, much greater visibility or predictability going forward of where we see potential issues. Jeff is [sic] also applied what I think is just incredible focus and attention on the problem situations that we do have, and has brought great leadership and trying to work through the situations and work either constructively with sponsors in terms of getting to solutions that benefit our shareholders or in cases where we need to exercise more influence directly on our own accord to generate the best outcome for tick up in our shareholders. So collectively, the 2 sides of the coin are much improved in my view and resulting [in] a better performance for the company and for our shareholders.

47. The statements in ¶¶43, 45-46 were materially false and misleading for the reasons stated in ¶42.

48. Then, on November 1, 2017, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2017. The release revealed that the fair value of the Company’s investment portfolio had declined to $1.09 billion, a decline of nearly 7% from the prior quarter. In addition, the Company revealed that it had suffered $8.9 million in net realized losses and $65.8 million in net unrealized depreciation to its portfolio during the quarter. The Company also disclosed that it had only earned $0.36 per share in net investment income and that it was slashing its quarterly dividend to $0.30 per share, a decline of 33% from the prior quarter. Most shocking, Triangle revealed that it had placed seven new investments on non-accrual status during the quarter, effectively acknowledging that those assets were unlikely to generate future returns, and that the amount of investments on non-accrual had ballooned to 13.4% and 4.7% of the Company’s total portfolio at cost and at fair value, respectively.

49. During the earnings call to discuss the results, defendants further surprised investors by revealing that the entire vintage of the Company’s investments in 2014 and 2015 had suffered from poor underwriting and investment practices and that the Company had ignored the advice of its own internal investment advisors at the time the investments were made, who had recommended against the strategy ultimately undertaken by the Company. Defendant Poole explained what had occurred behind the scenes, which dramatically differed from the previous representations he and the other defendants had made to investors, stating in pertinent part as follows:

During the period from early 2013 through the end of 2015, as large amounts of capital poured into the direct lending space, investment structures and pricing in the lower middle market and broader middle market changed rapidly. Perhaps most notably by unitranche depth becoming the security of choice by financial sponsors. In addition, leverage levels began moving up in a meaningful way. The combination of these factors resulted in a rapid decline in pricing as interest rate compression began affecting the leverage lending world. Our investment professionals were aware of these changes and recommended to our former CEO to begin moving away from mezzanine structures and into lower yielding but more secure second lien unitranche and senior structures. Their reasoning was simple. Companies in our target market were gaining access to additional forms of capital on terms more favorable than what they could have achieved in the past and as a result the traditional risk-reward equation for mezzanine debt did not appear as attractive as it previously had. Unfortunately the strategic decision was made not to move off balance sheet in a meaningful way and TCAP continued to lead with a yield focused mezzanine strategy. In the process of doing so we added incremental exposure to a number of riskier credits, many of which are now underperforming. . . . However, the adherence to a majority focused mezzanine investment strategy when during a period of massive change in the market, other investment strategies were available which provided a better risk-reward equation was the wrong strategic call. We are continuing to act decisively and aggressively with the goal of moving through our underperforming investments as quickly as possible but at this point we acknowledge that as a firm we are being held back primarily by our 2014 and 2015 investment vintages.

50. During the call, analysts reacted with shock and frustration. An analyst even asked defendant Lilly to explain why the Company had not clawed back the executive compensation of defendant Tucker and Triangle’s Chief Investment Officer at the time. Other analysts suggested that the Company needed to completely revamp its underwriting and valuation practices to improve the accuracy of its marks and suggested that an independent third party needed to review Triangle’s portfolio, implying that the valuations given by management could not be trusted.

51. On this news, the price of Triangle stock declined nearly 21%, or $2.57 per share, from $12.25 per share on November 1, 2017, to close at $9.68 per share by November 2, 2017, on abnormally high trading volume.

LOSS CAUSATION AND ECONOMIC LOSS

52. During the Class Period, as detailed herein, defendants engaged in a scheme to deceive the market and a course of conduct that artificially inflated the prices of Triangle common stock and operated as a fraud or deceit on purchasers of Triangle common stock. As detailed above, when the truth about Triangle’s misconduct was revealed, the value of the Company’s stock declined precipitously as the prior artificial inflation no longer propped up the stock’s price. The declines in Triangle’s share price were the direct result of the nature and extent of defendants’ fraud finally being revealed to investors and the market. The timing and magnitude of the share price declines negate any inference that the loss suffered by plaintiff and other members of the Class was caused by changed market conditions, macroeconomic or industry factors or Company specific facts unrelated to the defendants’ fraudulent conduct. The economic loss, i.e., damages, suffered by plaintiff and other Class members, was a direct result of defendants’ fraudulent scheme to artificially inflate the price of the Company’s stock and the subsequent significant decline in the value of the Company’s stock when defendants’ prior misrepresentations and other fraudulent conduct were revealed.

53. At all relevant times, defendants’ materially false and misleading statements or omissions alleged herein directly or proximately caused the damages suffered by plaintiff and other Class members. Those statements were materially false and misleading through their failure to disclose a true and accurate picture of Triangle’s business, operations and financial condition, as alleged herein. Throughout the Class Period, defendants issued materially false and misleading statements and omitted material facts necessary to make defendants’ statements not false or misleading, causing the price of Triangle’s stock to be artificially inflated. Plaintiff and other Class members purchased Triangle stock at those artificially inflated prices, causing them to suffer damages as complained of herein.

APPLICABILITY OF PRESUMPTION OF RELIANCE:

FRAUD-ON-THE-MARKET DOCTRINE

54. At all relevant times, the market for Triangle common stock was an efficient market for the following reasons, among others:

(a) Triangle stock met the requirements for listing, and was listed and actively traded on the NYSE, a highly efficient and automated market;

(b) according to the Company’s Form 10-Q, filed on November 1, 2017, the Company had approximately 47.7 million common shares outstanding, demonstrating a very active and broad market for Triangle common stock;

(c) as a regulated issuer, Triangle filed periodic public reports with the SEC;

(d) Triangle regularly communicated with public investors via established market communication mechanisms, including the regular dissemination of press releases on the national circuits of major newswire services, via the Internet and through other wide-ranging public disclosures; and

(e) unexpected material news about Triangle was rapidly reflected in and incorporated into the Company’s stock price during the Class Period.

55. As a result of the foregoing, the market for Triangle common stock promptly digested current information regarding Triangle from publicly available sources and reflected such information in Triangle’s stock price. Under these circumstances, all purchasers of Triangle common stock during the Class Period suffered similar injury through their purchase of Triangle common stock at artificially inflated prices, and a presumption of reliance applies.

NO SAFE HARBOR

56. Defendants’ false or misleading statements during the Class Period were not forward- looking statements (“FLS”), or were not identified as such by defendants, and thus did not fall within any “Safe Harbor.”

57. Triangle’s verbal “Safe Harbor” warnings accompanying its oral FLS issued during the Class Period were ineffective to shield those statements from liability.

58. Defendants are also liable for any false or misleading FLS pleaded because, at the time each FLS was made, the speaker knew the FLS was false or misleading and the FLS was authorized and/or approved by an executive officer of Triangle who knew that the FLS was false. Further, none of the historic or present tense statements made by defendants were assumptions underlying or relating to any plan, projection or statement of future economic performance, as they were not stated to be such assumptions underlying or relating to any projection or statement of future economic performance when made.

CLASS ACTION ALLEGATIONS

59. Plaintiff brings this action on behalf of all purchasers of Triangle common stock during the Class Period who were damaged thereby (the “Class”). Excluded from the Class are the defendants and their immediate families, the officers and directors of the Company and their immediate families, their legal representatives, heirs, successors or assigns, and any entity in which any of the defendants have or had a controlling interest.

60. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, Triangle common stock was actively traded on the NYSE. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Triangle or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions. Upon information and belief, these shares are held by hundreds or thousands of individuals located geographically throughout the country. Joinder would be highly impracticable.

61. Plaintiff’s claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants’ wrongful conduct in violation of the federal laws complained of herein.

62. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

63. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the federal securities laws were violated by defendants’ acts as alleged herein;

(b) whether defendants acted knowingly or with deliberate recklessness in issuing false and misleading statements;

(c) whether the price of Triangle common stock during the Class Period was artificially inflated because of defendants’ conduct complained of herein; and

(d) whether the members of the Class have sustained damages and, if so, the proper measure of damages.

64. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

COUNT I

For Violation of §10(b) of the 1934 Act and Rule 10b-5

Against All Defendants

65. Plaintiff incorporates the foregoing paragraphs by reference.

66. During the Class Period, defendants disseminated or approved the false or misleading statements specified above, which they knew or recklessly disregarded were misleading in that they contained misrepresentations and failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

67. Defendants violated §10(b) of the 1934 Act and Rule 10b-5 in that they:

(a) Employed devices, schemes and artifices to defraud;

(b) Made untrue statements of material fact or omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; or

(c) Engaged in acts, practices and a course of business that operated as a fraud or deceit upon plaintiff and others similarly situated in connection with their purchases of Triangle common stock during the Class Period.

68. Plaintiff and the Class have suffered damages in that, in reliance on the integrity of the market, they paid artificially inflated prices for Triangle common stock. Plaintiff and the Class would not have purchased Triangle common stock at the prices they paid, or at all, if they had been aware that the market prices had been artificially and falsely inflated by defendants’ misleading statements.

69. As a direct and proximate result of defendants’ wrongful conduct, plaintiff and the other members of the Class suffered damages in connection with their purchases of Triangle common stock during the Class Period.

COUNT II

For Violation of §20(a) of the 1934

Act Against All Defendants

70. Plaintiff incorporates the foregoing paragraphs by reference.

71. During the Class Period, defendants acted as controlling persons of Triangle within the meaning of §20(a) of the 1934 Act. By virtue of their positions and their power to control public statements about Triangle, the Individual Defendants had the power and ability to control the actions of Triangle and its employees. Triangle controlled the Individual Defendants and its other officers and employees. By reason of such conduct, defendants are liable pursuant to §20(a) of the 1934 Act.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment as follows:

A. Determining that this action is a proper class action, designating plaintiff as Lead Plaintiff and certifying plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure and plaintiff’s counsel as Lead Counsel;

B. Awarding plaintiff and the members of the Class damages and interest;

C. Awarding plaintiff’s reasonable costs, including attorneys’ fees; and

D. Awarding such equitable/injunctive or other relief as the Court may deem just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: November 21, 2017	ROBBINS GELLER RUDMAN
& DOWD LLP SAMUEL H. RUDMAN

/s/ Samuel H. Rudman
SAMUEL H. RUDMAN

58 South Service Road, Suite 200
Melville, NY 11747 Telephone: 631/367-7100 631/367-1173 (fax) srudman@rgrdlaw.com

ROBBINS GELLER RUDMAN
& DOWD LLP DAVID C. WALTON BRIAN E. COCHRAN 655 West Broadway, Suite 1900 San Diego, CA 92101 Telephone: 619/231-1058 619/231-7423 (fax) davew@rgrdlaw.com bcochran@rgrdlaw.com

JOHNSON FISTEL, LLP FRANK J. JOHNSON 600 West Broadway, Suite 1540 San Diego, CA 92101 Telephone: 619/230-0063 619/255-1856 (fax) frankj@johnsonfistel.com

JOHNSON FISTEL, LLP
W. SCOTT HOLLEMAN 99 Madison Avenue, 5th Floor New York, NY 10016 Telephone: 212/802-1486 212/602-1592 (fax) sholleman@johnsonfistel.com Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

SOUTHERN DISTRICT OF NEW YORK

GARY W. HOLDEN, Individually and On	) )
Behalf of All Others Similarly Situated,	) Case No.
)
Plaintiff,	)
) CLASS ACTION COMPLAINT
v.	)
)
)
TRIANGLE CAPITAL CORPORATION, E.	) JURY TRIAL DEMANDED
ASHTON POOLE, STEVEN C. LILLY and	)
GARLAND S. TUCKER, III,	)
)
)
Defendants.	)

CLASS ACTION COMPLAINT

Plaintiff Gary W. Holden (“Plaintiff”), individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint against Defendants, alleges the following based upon personal knowledge as to himself and his own acts, and information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through his attorneys, which included, among other things, a review of the Defendants’ public documents, conference calls and announcements made by Defendants, United States Securities and Exchange Commission (“SEC”) filings, wire and press releases published by and regarding Triangle Capital Corporation (“Triangle Capital” or the “Company”), analysts’ reports and advisories about the Company, and information readily obtainable on the Internet. Plaintiff believes that substantial evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

NATURE OF THE ACTION

1. This is a federal securities class action on behalf of a class consisting of all persons other than Defendants who purchased or otherwise acquired Triangle Capital’s securities between May 7, 2014 and November 1, 2017, both dates inclusive (the “Class Period”), seeking to recover damages caused by Defendants’ violations of the federal securities laws and to pursue remedies under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 10b-5 promulgated thereunder, against the Company and certain of its top officials.

2. Triangle Capital Corporation operates as a private equity firm. The Company invests in manufacturing, distribution, transportation, energy, communications, health services, restaurants, and other business sectors.

3. Founded in 2002, the Company is based in Raleigh, North Carolina, and its stock trades on the New York Stock Exchange (“NYSE”) under the ticker symbol “TCAP.”

4. Throughout the Class Period, Defendants made materially false and misleading statements regarding the Company’s business, operational and compliance policies. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (i) as early as 2013, Triangle’s investment professionals had internally recommended moving away from mezzanine loan deals due to changes in the market that no longer made these investments attractive risk-reward opportunities; (ii) the Company’s former CEO, Defendant Tucker, had ignored the advice of Triangle’s investment professionals to chase higher short-term yields by causing Triangle to invest in mezzanine debt despite the poor quality of the loans and their increased risk of defaults and nonaccruals; (iii) the Company’s entire vintage of 2014 and 2015 investments were at substantial risk of non-accrual as a result of the poor quality of the investments and deficient underwriting practices in place at the time of the investments; (iv) more than 13% of Triangle’s investment portfolio at cost was at risk of non-accrual and, thus, the fair value of the Company’s asset portfolio was artificially inflated; (v) Triangle had materially understated the number of loans performing below expectations and/or in non-accrual and had delayed writing down impaired investments; (vi) Triangle failed to implement effective underwriting policies and practices to ensure it received appropriate risk-adjusted returns on its investments; and (vii) as a result of the foregoing, Triangle Capital’s shares traded at artificially inflated prices during the Class Period, and class members suffered significant losses and damages.

5. On November 1, 2017, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2017. The release revealed that the fair value of the Company’s investment portfolio had declined to $1.09 billion, a decline of nearly 7% from the prior quarter. In addition, the Company revealed that it had suffered $8.9 million in net realized losses and $65.8 million in net unrealized depreciation to its portfolio during the quarter. The Company also disclosed that it had only earned $0.36 per share in net investment income and that it was slashing its quarterly dividend to $0.30 per share, a decline of 33% from the prior quarter. Most shocking, Triangle revealed that it had placed seven new investments on non-accrual status during the quarter, effectively acknowledging that those assets were unlikely to generate future returns, and that the amount of investments on non-accrual had ballooned to 13.4% and 4.7% of the Company’s total portfolio at cost and at fair value, respectively.

6. On these disclosures, Triangle Capital’s share price fell $2.57, or 20.98%, to close at $9.68 on November 2, 2017.

7. As a result of Defendants’ wrongful acts and omissions, and the precipitous decline in the market value of the Company’s securities, Plaintiff and other Class members have suffered significant losses and damages.

JURISDICTION AND VENUE

8. The claims asserted herein arise under and pursuant to §§10(b) and 20(a) of the Exchange Act (15 U.S.C. §§78j(b) and 78t(a)) and Rule 10b-5 promulgated thereunder by the SEC (17 C.F.R. §240.10b-5).

9. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §§ 1331 and Section 27 of the Exchange Act.

10. Venue is proper in this Judicial District pursuant to §27 of the Exchange Act (15 U.S.C. §78aa) and 28 U.S.C. §1391(b) as many of the acts charged herein, including the dissemination of materially false and misleading information, occurred in substantial part in this Judicial District. In addition, the common stock of Triangle trades on the NYSE, located within this Judicial District.

11. In connection with the acts, conduct and other wrongs alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including but not limited to, the United States mail, interstate telephone communications and the facilities of the national securities exchange.

PARTIES

12. Plaintiff, as set forth in the attached Certification, acquired Triangle Capital securities at artificially inflated prices during the Class Period and was damaged upon the revelation of the alleged corrective disclosures.

13. Defendant Triangle Capital is headquartered in North Carolina, with principal executive offices located at 3700 Glenwood Avenue, Suite 530, Raleigh, North Carolina 27612. Triangle Capital’s stocks trade on the NYSE under the ticker symbol “TCAP.”

14. Defendant E. Ashton Poole (“Poole”) has served at all relevant times as the Company’s President, Chief Executive Officer (“CEO”) and Chairman of the Board of Directors (the “Board”). Poole assumed the position of CEO in February 2016, prior to which he was the Chief Operating Officer (“COO”) of the Company.

15. Defendant Steven C. Lilly (“Lilly”) co-founded and has served at all relevant times as the Company’s Chief Financial Officer (“CFO”) Secretary and Director.

16. Defendant Garland S. Tucker, III (“Tucker”) is a director and co-founder of Triangle. He was Chairman of the Board until May 2017 and CEO of the Company until February 2016.

17. The Defendants referenced above in ¶¶ 14-16 are sometimes referred to herein as the “Individual Defendants.”

18. The Individual Defendants possessed the power and authority to control the contents of Triangle Capital’s SEC filings, press releases, and other market communications. The Individual Defendants were provided with copies of the Company’s SEC filings and press releases alleged herein to be misleading prior to or shortly after their issuance and had the ability and opportunity to prevent their issuance or to cause them to be corrected. Because of their positions with the Company, and their access to material information available to them but not to the public, the Individual Defendants knew that the adverse facts specified herein had not been disclosed to and were being concealed from the public, and that the positive representations being made were then materially false and misleading. The Individual Defendants are liable for the false statements and omissions pleaded herein.

SUBSTANTIVE ALLEGATIONS

Background

19. Triangle Capital Corporation operates as a private equity firm. The Company invests in manufacturing, distribution, transportation, energy, communications, health services, restaurants, and other business sectors. The Company focuses on lending to private companies with annual revenues between $10.0 million and $250.0 million.

20. Triangle is regulated as a business development company, or “BDC,” under the Investment Companies Act of 1940. The purported investment objective of Triangle is to generate attractive returns by generating current income debt investments and capital appreciation equity-related investments. In turn, Triangle pays out this investment income in dividends to its shareholders. The rate and amount of these dividend payments is critical to the market’s valuation of Triangle.

21. The quality and robustness of Triangle’s underwriting and valuation policies, practices and procedures are also critical to investors evaluating the Company. Triangle provides loans in small- to mid-size private companies for which limited public information is available. Investors rely on Triangle to be able to appropriately value and price the risks associated with investing in these companies and to identify profitable investment opportunities so that it can receive a return on its investments and avoid writing down assets or placing loans on non-accrual.

22. During the Class Period, Triangle used an aggressive form of fair value accounting by which it recognized loan income before the income was actually paid to the Company. Triangle did this in a variety of ways, including by recognizing payment-in-kind (“PIK”) interest provisions as income even though such income may never actually be paid to the Company. PIK is contractually deferred interest added to principal and generally due at the end of the loan term. When a borrower cannot pay normal interest terms, PIK provisions can be used in a refinanced loan to nominally increase loan income while at the same time rendering that income more speculative as payment is deferred until the end of the loan term. This allowed Triangle to defer the recognition of losses and loan write-downs until later in the life of the loan and to conceal poor loan performance.

Materially False and Misleading Statements Issued During the Class Period

23. The Class Period begins on May 7, 2014, when Triangle issued a press release announcing its financial results for the quarter ended March 31, 2014. The release stated that the fair value of the Company’s investment portfolio was $690 million at quarter end, with $438.6 million in total net assets. The release also stated that Triangle had made $77.5 million in new investments during the quarter. The release quoted Defendant Tucker, Triangle’s then-CEO, as stating: “‘The first quarter represented the beginning of the more active year we are expecting 2014 to be, with new portfolio investments totaling more than $77 million. . . . Our activity during the quarter supports our optimism for the year, as we believe the lower middle market is poised to provide attractive investment opportunities during the balance of 2014.’” That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

24. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, Defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Poole, who was then Triangle’s COO, stated that the Company was “focusing on quality over quantity in terms of [its] investment pace per quarter,” and that the Company was being particularly “discriminate in how [it is] reviewing opportunities and choosing to invest” and turning away lower quality investment opportunities. Defendant Poole also stated that Triangle was passing on lower-quality “B deals” so that it could “focus on the A deals.” Later, he continued in pertinent part as follows:

So I think we are thinking about it as a great way to continue to prudently invest the liquidity that we have had over the last year and the firepower that we’ve reserved for a more fruitful investing environment, which we believe is clearly unfolding or has unfolded as we’ve seen in Q1 and hopefully will continue to do so in Q2, Q3, and Q4.

25. On the conference call, Defendant Lilly, who served as Triangle’s CFO, likewise described the Company’s investing philosophy: “[T]he primary keys to a successful long-term track record in the [BDC] industry are to maintain on[e’s] credit focus, remain conservative and consistently apply an underwriting formula that produces solid results.”

26. On August 6, 2014, Triangle issued a press release announcing its financial results for the quarter ended June 30, 2014. The release stated that the fair value of the Company’s investment portfolio was $736.3 million at quarter end, with $445.8 million in total net assets. The release also stated that Triangle had made $87.3 million in new investments during the quarter. The release quoted Defendant Tucker as stating: “‘The second quarter of 2014 was robust on all fronts. We made $87.3 million of investments . . . . Again, it is an exciting time for Triangle and it gives me great pleasure to be able to share such good news with our investors.’” That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

27. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, Defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Lilly stated:

During 2014, as the market has naturally shifted back to a healthy amount of M&A activity, we have found that our patience has been rewarded and we have taken advantage of what we perceive to be high-quality investment opportunities at attractive price points. As a result, as we enter the second half of the year, we are becoming increasingly convinced that 2014 could end up being one of TCAP’s most active years in terms of new investments.

28. On November 5, 2014, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2014. The release stated that the fair value of the Company’s investment portfolio was $841.6 million at quarter end, with $547.4 million in total net assets. The release also stated that Triangle had made $180.8 million in new investments during the quarter. The release quoted Defendant Tucker as stating: “‘The third quarter of 2014 was extremely active for Triangle. We originated a record $181 million of new investments . . .’” That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

29. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, Defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Tucker stated: “[W]e are pleased that the origination portion of our business is operating so well. Our investment pipeline has been robust all year, and we remain very pleased with the quality of the new investments we’ve made.” Defendant Poole provided additional commentary on the purported quality of Triangle’s new investments during the quarter, stating in pertinent part as follows:

I think, obviously the question is always – what is the quality of that flow, and which investments do we feel are the right ones to pursue on behalf of our shareholders? And I can assure you that we spend quite a bit of time on that question.

And so when we think about pipeline, and when you guys think about pipeline, I think it really has to be measured in two ways. One is just externally, how much – or what is the amount of flow of opportunities coming in the door, and then the subset of that flow that we choose to pursue. And on both accounts, I can safely say that our pipeline is healthy.

30. On March 2, 2015, Triangle issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2014. The release stated that the fair value of the Company’s investment portfolio was $887.2 million at year end, with $530.8 million in total net assets. In addition, the release stated that Triangle had only 5.8% and 3.0% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $129 million in new investments during the fourth quarter. The release quoted Defendant Tucker as stating: “‘The fourth quarter represented a strong end to the year for Triangle Capital. We remained active in the investing market [and] we generated a record amount of investment income . . . . As we move into 2015 we are pleased with the quality of our investment portfolio, the strength of our balance sheet, and the opportunities we see across the lower middle market.’” That same day, the Company filed its quarterly and annual results on Form 10-K, which Defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

31. Also on March 2, 2015, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, Defendants stressed the purported quality of the Company’s investments and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Tucker stated: “As we begin 2015, we are reminded that the most successful BDCs are those that continually exercise corporate discipline in areas such as investment prudence” and those that “resisted certain temptations, such as growing their investment portfolios in an irrational way.”

32. Similarly, Defendant Poole stressed that Triangle had been selective in its investments and focused on quality over quantity in securing sound investments, stating in pertinent part as follows:

In the lower middle market, we are finding that financial sponsors are entering 2015 with a very optimistic view. For the first time in a number of years, there is significant inventory available in terms of both first-time sellers of private companies coupled with a healthy backlog of sponsor-to-sponsor trades, which in recent years have become a meaningful component of the market.

Balancing against this robust level of inventory is our internal view that not every company meets our underwriting standards. And so while our deal teams are very busy analyzing a healthy number of opportunities, you can expect that we will continue to remain focused on quality versus quantity in terms of new investment activity.

33. On May 6, 2015, Triangle issued a press release announcing its financial results for the quarter ended March 31, 2015. The release stated that the fair value of the Company’s investment portfolio was $877.4 million at quarter end, with $519.6 million in total net assets. In addition, the release stated that Triangle had only 6.1% and 2.7% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $98.2 million in new investments during the quarter. The release quoted Defendant Tucker as stating: “‘We are pleased that we were able to follow a strong fourth quarter of 2014 with another strong quarter to begin 2015. . . . We remain confident in both the overall quality of our investment portfolio and the investment opportunities in the lower middle market for the remainder of 2015.’” That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

34. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, Defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Poole stated that he and management “feel very good” about Triangle’s new investments during the quarter, and that the Company was “very focused on maximizing yields on behalf of [its] investors.” Similarly, Defendant Lilly stated: “[Q]uality over quantity, . . . that’s what we try to focus on, and always have, and I think that will be the biggest guide post as we move forward.”

35. On August 5, 2015, Triangle issued a press release announcing its financial results for the quarter ended June 30, 2015. The release stated that the fair value of the Company’s investment portfolio was $884.9 million at quarter end, with $514.8 million in total net assets. In addition, the release stated that Triangle had only 3.1% and 1.6% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $65.1 million in new investments during the quarter. The release quoted Defendant Tucker as stating: “‘The second quarter was another active quarter for Triangle. . . . Our expanded balance sheet enables Triangle to focus on new portfolio opportunities during the remainder of 2015.’” That same day, the Company filed its results on Form 10-Q, which Defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

36. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, Defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Tucker stated: “[W]e decided to pass on a greater percentage of transactions during the first half of the year rather than stretch our credit metrics in a manner that would not be consistent with our historical underwriting standards.” Defendant Lilly continued on this same theme in response to an analyst question, stating: “I think thematically what you continue to hear from us is, we’re not trying to grow the portfolio purely for growth. Say, we’re trying to find the best risk adjusted returns we can.”

37. On November 4, 2015, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2015. The release stated that the fair value of the Company’s investment portfolio was $968.1 million at quarter end, with $515.7 million in total net assets. In addition, the release stated that Triangle had only 2.0% and 0.7% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $189.2 million in new investments during the quarter. The release quoted Defendant Tucker as stating: “‘The third quarter was an extremely active quarter for Triangle. The recent volatility in the broader credit markets has accrued to our benefit as we were able to originate a record level of new investments in high quality companies during the quarter. Needless to say, we are pleased that we exercised patience during the first half of the year and maintained sufficient liquidity to take advantage of what we perceive to be an opportune time in the investing market.’” That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Tucker and Lilly certified were accurate, not misleading and free from fraud.

38. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, Defendants stressed the purported quality of the Company’s investments during the quarter and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Tucker stated: “As we move to the end of 2015, and begin to look forward to 2016, I believe Triangle has successfully navigated this rough patch with the same measure of discipline and focus that our team employed to navigate the success-filled days and quarters before.” On the call Defendant Lilly also made the point that the Company was selectively choosing investments that promised the best risk-adjusted returns pursuant to a robust underwriting process, stating in pertinent part as follows:

In terms of how we feel about the current originations, the de facto answer is, we feel very good about them or we would not have made the investments to begin with. We look at a lot of opportunities. As you have heard Ashton say on these calls before, it is not unusual for us to have $2 billion of total flow in a single quarter that we are filtering through in terms of the total consideration.

So, there is a lot of filtering that goes on. We tend to close somewhere between 3% and 5% of what we look at. We are very much aligned with that this quarter and I think feel really good about those.

39. Defendant Poole also represented that Triangle had expanded its investments into attractive opportunities by focusing on credit discipline, stating in pertinent part as follows:

[W]e are pleased to have been cautious during the first half of the year and that we held onto our liquidity to be able to put us in a position to achieve what we believe is a very opportunistic time in the market. . . .

By focusing on our key sponsor relationships, we believe we can better target long-term returns for shareholders by operating within our credit discipline and maintaining our focus.

40. In February 2016, Triangle announced that Defendant Poole would be taking over as CEO of the Company, while Defendant Tucker would continue to serve as Chairman of the Board.

41. On February 24, 2016, Triangle issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2015. The release stated that the fair value of the Company’s investment portfolio was $977.3 million at year end, with $508.4 million in total net assets. In addition, the release stated that Triangle had only 2.0% and 0.7% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $101.5 million in new investments during the fourth quarter. The release quoted Defendant Poole as stating: “‘We are pleased to report a strong finish to 2015 . . . . As we move into 2016, we believe our investing platform is well positioned to continue capitalizing on the attractive opportunities the lower middle market provides.’” That same day, the Company filed its quarterly and annual results on Form 10-K, which Defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

42. The next day, Triangle held an earnings call with analysts and investors to discuss its financial results. On the call, Defendants stressed the purported quality of the Company’s investments and the robustness of Triangle’s underwriting and risk assessment policies and procedures. For example, Defendant Poole stated: “2015 for Triangle was marked by several notable items. First, we excelled in originating high-quality, new investments in the lower middle market, as 2015 represented our second-most active investing year on record, with over $450 million in total capital deployed.”

43. On May 4, 2016, Triangle issued a press release announcing its financial results for the quarter ended March 31, 2016. The release stated that the fair value of the Company’s investment portfolio was $940 million at quarter end, with $504.3 million in total net assets. In addition, the release stated that Triangle had only 3.6% and 0.9% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $11.8 million in new investments during the quarter. That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

44. On August 3, 2016, Triangle issued a press release announcing its financial results for the quarter ended June 30, 2016. The release stated that the fair value of the Company’s investment portfolio was $930.8 million at quarter end, with $498.3 million in total net assets. In addition, the release stated that Triangle had only 5.6% and 2.2% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $63.6 million in new investments during the quarter. That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

45. In October 2016, Triangle announced that Brent P.W. Burgess was resigning his positions as the Company’s Chief Investment Officer and a member of the Board.

46. On November 2, 2016, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2016. The release stated that the fair value of the Company’s investment portfolio was $947.7 million at quarter end, with $619.4 million in total net assets. In addition, the release stated that Triangle had only 3.9% and 2.1% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $88.4 million in new investments during the quarter. That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

47. On February 22, 2017, Triangle issued a press release announcing its financial results for the fourth quarter and year ended December 31, 2016. The release stated that the fair value of the Company’s investment portfolio was $1.04 billion at year end, with $611.2 million in total net assets. In addition, the release stated that Triangle had only 3.5% and 1.5% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $155.6 million in new investments during the fourth quarter. That same day, the Company filed its quarterly and annual results on Form 10-K, which Defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

48. On May 3, 2017, Triangle issued a press release announcing its financial results for the quarter ended March 31, 2017. The release stated that the fair value of the Company’s investment portfolio was $1.13 billion at quarter end, with $729.2 million in total net assets. In addition, the release stated that Triangle had only 4.2% and 2.2% in non-accrual assets as a percentage of the Company’s total portfolio at cost and at fair value, respectively. The release also stated that Triangle had made $161.5 million in new investments during the quarter. That same day, the Company filed its quarterly results on Form 10-Q, which Defendants Poole and Lilly certified were accurate, not misleading and free from fraud.

49. The statements referenced in ¶¶ 23-39, 41-44, 46-48 were materially false and misleading because Defendants made false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operational and compliance policies. Specifically, Defendants made false and/or misleading statements and/or failed to disclose that: (i) as early as 2013, Triangle’s investment professionals had internally recommended moving away from mezzanine loan deals due to changes in the market that no longer made these investments attractive risk-reward opportunities; (ii) the Company’s former CEO, Defendant Tucker, had ignored the advice of Triangle’s investment professionals to chase higher short-term yields by causing Triangle to invest in mezzanine debt despite the poor quality of the loans and their increased risk of defaults and nonaccruals; (iii) the Company’s entire vintage of 2014 and 2015 investments were at substantial risk of non-accrual as a result of the poor quality of the investments and deficient underwriting practices in place at the time of the investments; (iv) more than 13% of Triangle’s investment portfolio at cost was at risk of non-accrual and, thus, the fair value of the Company’s asset portfolio was artificially inflated; (v) Triangle had materially understated the number of loans performing below expectations and/or in non-accrual and had delayed writing down impaired investments; (vi) Triangle failed to implement effective underwriting policies and practices to ensure it received appropriate risk-adjusted returns on its investments; and (vii) as a result of the foregoing, Triangle Capital’s shares traded at artificially inflated prices during the Class Period, and class members suffered significant losses and damages.

The Truth Begins to Emerge

50. On August 2, 2017, Triangle issued a press release announcing its financial results for the quarter ended June 30, 2017. The release stated that the fair value of the Company’s investment portfolio was $1.17 billion at quarter end, with $707.9 million in total net assets. In addition, the release revealed significant deterioration in the credit quality of the Company’s portfolio. The release revealed that Triangle had moved one investment to full-non-accrual status from PIK nonaccrual and that the amount of full non-accrual assets in the Company’s portfolio had increased to 5.4% and 2.5% as a percentage of the Company’s total portfolio at cost and at fair value, respectively. Moreover, the Company disclosed that it had moved two investments to PIK nonaccrual status, increasing the amount of PIK non-accruals as a percentage of the Company’s total portfolio. The Company also revealed only $0.41 in net investment income per share, which was below the Company’s $0.45 per share dividend, and $26.2 million in net unrealized depreciation on its investment portfolio.

51. On this news, the price of Triangle stock declined nearly 15%, or $2.56 per share, from $17.19 per share on August 2, 2017, to close at $14.63 per share by August 4, 2017, on abnormally high trading volume.

52. However, the price of Triangle common stock remained artificially inflated, as Defendants continued to conceal the true risks to Triangle’s business and prospects as a result of aired credit quality of its portfolio, defective underwriting practices and the facts and circumstances surrounding Triangle’s 2014 and 2015 investments. For example, on the quarterly earnings call, Defendant Lilly stated that it was likely that only two of the five portfolio companies carried below 80% of cost on Triangle’s portfolio would go on non-accrual in the next two to four quarters, and only one that carried above 80% of cost “might – it might go on nonaccrual” during that same time frame.

53. Similarly, in response to an analyst question about how Triangle would “minimize loss or maximize recoveries” from its legacy investments, Defendant Poole stated that Triangle had recently improved its credit monitoring capabilities and reassured investors that Triangle had enhanced its abilities to identify trouble areas in its portfolio, stating in pertinent part as follows:

As far as [the] portfolio management side of the equation, I think you all know that Jeff Dombcik is our Chief Credit Officer and is head of our portfolio management process. We brought on an additional resource to support Jeff in that effort I will say that Jeff’s done a terrific job of going back through and examining all of our prior tools and screens and processes for getting ahead in forecasting potential trouble spots in the portfolio by industry and by company, and we now have a much, much greater visibility or predictability going forward of where we see potential issues. Jeff is [sic] also applied what I think is just incredible focus and attention on the problem situations that we do have, and has brought great leadership and trying to work through the situations and work either constructively with sponsors in terms of getting to solutions that benefit our shareholders or in cases where we need to exercise more influence directly on our own accord to generate the best outcome for tick up in our shareholders. So collectively, the 2 sides of the coin are much improved in my view and resulting [in] a better performance for the company and for our shareholders.

54. Then, on November 1, 2017, Triangle issued a press release announcing its financial results for the quarter ended September 30, 2017. The release revealed that the fair value of the Company’s investment portfolio had declined to $1.09 billion, a decline of nearly 7% from the prior quarter. In addition, the Company revealed that it had suffered $8.9 million in net realized losses and $65.8 million in net unrealized depreciation to its portfolio during the quarter. The Company also disclosed that it had only earned $0.36 per share in net investment income and that it was slashing its quarterly dividend to $0.30 per share, a decline of 33% from the prior quarter. Most shocking, Triangle revealed that it had placed seven new investments on non-accrual status during the quarter, effectively acknowledging that those assets were unlikely to generate future returns, and that the amount of investments on non-accrual had ballooned to 13.4% and 4.7% of the Company’s total portfolio at cost and at fair value, respectively.

55. During the earnings call to discuss the results, Defendants further surprised investors by revealing that the entire vintage of the Company’s investments in 2014 and 2015 had suffered from poor underwriting and investment practices and that the Company had ignored the advice of its own internal investment advisors at the time the investments were made, who had recommended against the strategy ultimately undertaken by the Company. Defendant Poole explained what had occurred behind the scenes, which dramatically differed from the previous representations he and the other Defendants had made to investors, stating in pertinent part as follows:

During the period from early 2013 through the end of 2015, as large amounts of capital poured into the direct lending space, investment structures and pricing in the lower middle market and broader middle market changed rapidly. Perhaps most notably by unitranche depth becoming the security of choice by financial sponsors. In addition, leverage levels began moving up in a meaningful way. The combination of these factors resulted in a rapid decline in pricing as interest rate compression began affecting the leverage lending world. Our investment professionals were aware of these changes and recommended to our former CEO to begin moving away from mezzanine structures and into lower yielding but more secure second lien unitranche and senior structures. Their reasoning was simple. Companies in our target market were gaining access to additional forms of capital on terms more favorable than what they could have achieved in the past and as a result the traditional risk-reward equation for mezzanine debt did not appear as attractive as it previously had. Unfortunately the strategic decision was made not to move off balance sheet in a meaningful way and TCAP continued to lead with a yield focused mezzanine strategy. In the process of doing so we added incremental exposure to a number of riskier credits, many of which are now underperforming. . . . However, the adherence to a majority focused mezzanine investment strategy when during a period of massive change in the market, other investment strategies were available which provided a better risk-reward equation was the wrong strategic call. We are continuing to act decisively and aggressively with the goal of moving through our underperforming investments as quickly as possible but at this point we acknowledge that as a firm we are being held back primarily by our 2014 and 2015 investment vintages.

56. During the call, analysts reacted with shock and frustration. An analyst even asked Defendant Lilly to explain why the Company had not clawed back the executive compensation of Defendant Tucker and Triangle’s Chief Investment Officer at the time. Other analysts suggested that the Company needed to completely revamp its underwriting and valuation practices to improve the accuracy of its marks and suggested that an independent third party needed to review Triangle’s portfolio, implying that the valuations given by management could not be trusted.

57. On these disclosures, Triangle Capital’s share price fell $2.57, or 20.98%, to close at $9.68 on November 2, 2017.

58. As a result of Defendants’ wrongful acts and omissions, and the precipitous decline in the market value of the Company’s securities, Plaintiff and other Class members have suffered significant losses and damages.

PLAINTIFF’S CLASS ACTION ALLEGATIONS

59. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all those who purchased or otherwise acquired Triangle Capital securities during the Class Period (the “Class”); and were damaged upon the revelation of the alleged corrective disclosures. Excluded from the Class are Defendants herein, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

60. The members of the Class are so numerous that joinder of all members is impracticable. Throughout the Class Period, Triangle Capital securities were actively traded on the NYSE. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained only through appropriate discovery, Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Triangle Capital or its transfer agent and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

61. Plaintiff’s claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants’ wrongful conduct in violation of federal law that is complained of herein.

62. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation. Plaintiff has no interests antagonistic to or in conflict with those of the Class.

63. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

•	whether the federal securities laws were violated by Defendants’ acts as alleged herein;

•	whether statements made by Defendants to the investing public during the Class Period misrepresented material facts about the business, operations and management of Triangle Capital;

•	whether the Individual Defendants caused Triangle Capital to issue false and misleading financial statements during the Class Period;

•	whether Defendants acted knowingly or recklessly in issuing false and misleading financial statements;

•	whether the prices of Triangle Capital securities during the Class Period were artificially inflated because of the Defendants’ conduct complained of herein; and

•	whether the members of the Class have sustained damages and, if so, what is the proper measure of damages.

64. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

65. Plaintiff will rely, in part, upon the presumption of reliance established by the fraud-on-the-market doctrine in that:

•	Defendants made public misrepresentations or failed to disclose material facts during the Class Period;

•	the omissions and misrepresentations were material;

•	Triangle Capital securities are traded in an efficient market;

•	the Company’s shares were liquid and traded with moderate to heavy volume during the Class Period;

•	the Company traded on the NYSE and was covered by multiple analysts;

•	the misrepresentations and omissions alleged would tend to induce a reasonable investor to misjudge the value of the Company’s securities; and

•	Plaintiff and members of the Class purchased, acquired and/or sold Triangle Capital securities between the time the Defendants failed to disclose or misrepresented material facts and the time the true facts were disclosed, without knowledge of the omitted or misrepresented facts.

66. Based upon the foregoing, Plaintiff and the members of the Class are entitled to a presumption of reliance upon the integrity of the market.

67. Alternatively, Plaintiff and the members of the Class are entitled to the presumption of reliance established by the Supreme Court in Affiliated Ute Citizens of the State of Utah v. United States, 406 U.S. 128, 92 S. Ct. 2430 (1972), as Defendants omitted material information in their Class Period statements in violation of a duty to disclose such information, as detailed above.

COUNT I

(Violations of Section 10(b) of the Exchange Act and Rule 10b-5 Promulgated Thereunder Against All Defendants)

68. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

69. This Count is asserted against Defendants and is based upon Section 10(b) of the Exchange Act, 15 U.S.C. § 78j(b), and Rule 10b-5 promulgated thereunder by the SEC.

70. During the Class Period, Defendants engaged in a plan, scheme, conspiracy and course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud and deceit upon Plaintiff and the other members of the Class; made various untrue statements of material facts and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and employed devices, schemes and artifices to defraud in connection with the purchase and sale of securities. Such scheme was intended to, and, throughout the Class Period, did: (i) deceive the investing public, including Plaintiff and other Class members, as alleged herein; (ii) artificially inflate and maintain the market price of Triangle Capital securities; and (iii) cause Plaintiff and other members of the Class to purchase or otherwise acquire Triangle Capital securities and options at artificially inflated prices. In furtherance of this unlawful scheme, plan and course of conduct, Defendants, and each of them, took the actions set forth herein.

71. Pursuant to the above plan, scheme, conspiracy and course of conduct, each of the Defendants participated directly or indirectly in the preparation and/or issuance of the quarterly and annual reports, SEC filings, press releases and other statements and documents described above, including statements made to securities analysts and the media that were designed to influence the market for Triangle Capital securities. Such reports, filings, releases and statements were materially false and misleading in that they failed to disclose material adverse information and misrepresented the truth about Triangle Capital’s finances and business prospects.

72. By virtue of their positions at Triangle Capital , Defendants had actual knowledge of the materially false and misleading statements and material omissions alleged herein and intended thereby to deceive Plaintiff and the other members of the Class, or, in the alternative, Defendants acted with reckless disregard for the truth in that they failed or refused to ascertain and disclose such facts as would reveal the materially false and misleading nature of the statements made, although such facts were readily available to Defendants. Said acts and omissions of Defendants were committed willfully or with reckless disregard for the truth. In addition, each Defendant knew or recklessly disregarded that material facts were being misrepresented or omitted as described above.

73. Information showing that Defendants acted knowingly or with reckless disregard for the truth is peculiarly within Defendants’ knowledge and control. As the senior managers and/or directors of Triangle Capital, the Individual Defendants had knowledge of the details of Triangle Capital’s internal affairs.

74. The Individual Defendants are liable both directly and indirectly for the wrongs complained of herein. Because of their positions of control and authority, the Individual Defendants were able to and did, directly or indirectly, control the content of the statements of Triangle Capital. As officers and/or directors of a publicly-held company, the Individual Defendants had a duty to disseminate timely, accurate, and truthful information with respect to Triangle Capital’s businesses, operations, future financial condition and future prospects. As a result of the dissemination of the aforementioned false and misleading reports, releases and public statements, the market price of Triangle Capital securities was artificially inflated throughout the Class Period. In ignorance of the adverse facts concerning Triangle Capital’s business and financial condition which were concealed by Defendants, Plaintiff and the other members of the Class purchased or otherwise acquired Triangle Capital securities at artificially inflated prices and relied upon the price of the securities, the integrity of the market for the securities and/or upon statements disseminated by Defendants, and were damaged thereby.

75. During the Class Period, Triangle Capital securities were traded on an active and efficient market. Plaintiff and the other members of the Class, relying on the materially false and misleading statements described herein, which the Defendants made, issued or caused to be disseminated, or relying upon the integrity of the market, purchased or otherwise acquired shares of Triangle Capital securities at prices artificially inflated by Defendants’ wrongful conduct. Had Plaintiff and the other members of the Class known the truth, they would not have purchased or otherwise acquired said securities, or would not have purchased or otherwise acquired them at the inflated prices that were paid. At the time of the purchases and/or acquisitions by Plaintiff and the Class, the true value of Triangle Capital securities was substantially lower than the prices paid by Plaintiff and the other members of the Class. The market price of Triangle Capital securities declined sharply upon public disclosure of the facts alleged herein to the injury of Plaintiff and Class members.

76. By reason of the conduct alleged herein, Defendants knowingly or recklessly, directly or indirectly, have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder.

77. As a direct and proximate result of Defendants’ wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases, acquisitions and sales of the Company’s securities during the Class Period, upon the disclosure that the Company had been disseminating misrepresented financial statements to the investing public.

COUNT II

(Violations of Section 20(a) of the Exchange Act Against The Individual Defendants)

78. Plaintiff repeats and realleges each and every allegation contained in the foregoing paragraphs as if fully set forth herein.

79. During the Class Period, the Individual Defendants participated in the operation and management of Triangle Capital, and conducted and participated, directly and indirectly, in the conduct of Triangle Capital’s business affairs. Because of their senior positions, they knew the adverse non-public information about Triangle Capital’s misstatement of income and expenses and false financial statements.

80. As officers and/or directors of a publicly owned company, the Individual Defendants had a duty to disseminate accurate and truthful information with respect to Triangle Capital’s financial condition and results of operations, and to correct promptly any public statements issued by Triangle Capital which had become materially false or misleading.

81. Because of their positions of control and authority as senior officers, the Individual Defendants were able to, and did, control the contents of the various reports, press releases and public filings which Triangle Capital disseminated in the marketplace during the Class Period concerning Triangle Capital’s results of operations. Throughout the Class Period, the Individual Defendants exercised their power and authority to cause Triangle Capital to engage in the wrongful acts complained of herein. The Individual Defendants therefore, were “controlling persons” of Triangle Capital within the meaning of Section 20(a) of the Exchange Act. In this capacity, they participated in the unlawful conduct alleged which artificially inflated the market price of Triangle Capital securities.

82. Each of the Individual Defendants, therefore, acted as a controlling person of Triangle Capital. By reason of their senior management positions and/or being directors of Triangle Capital, each of the Individual Defendants had the power to direct the actions of, and exercised the same to cause, Triangle Capital to engage in the unlawful acts and conduct complained of herein. Each of the Individual Defendants exercised control over the general operations of Triangle Capital and possessed the power to control the specific activities which comprise the primary violations about which Plaintiff and the other members of the Class complain.

83. By reason of the above conduct, the Individual Defendants are liable pursuant to Section 20(a) of the Exchange Act for the violations committed by Triangle Capital.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against Defendants as follows:

A. Determining that the instant action may be maintained as a class action under Rule 23 of the Federal Rules of Civil Procedure, and certifying Plaintiff as the Class representative;

B. Requiring Defendants to pay damages sustained by Plaintiff and the Class by reason of the acts and transactions alleged herein;

C. Awarding Plaintiff and the other members of the Class prejudgment and post-judgment interest, as well as their reasonable attorneys’ fees, expert fees and other costs; and

D. Awarding such other and further relief as this Court may deem just and proper.

DEMAND FOR TRIAL BY JURY

Plaintiff hereby demands a trial by jury.

Dated: November 28, 2017

Respectfully submitted,

POMERANTZ LLP

/s/ Jeremy A. Lieberman
Jeremy A. Lieberman
J. Alexander Hood II
Hui M. Chang 600 Third Avenue, 20th Floor
New York, New York 10016
Telephone: (212) 661-1100
Facsimile: (212) 661-8665
Email: jalieberman@pomlaw.com ahood@pomlaw.com hchang@pomlaw.com

POMERANTZ LLP
Patrick V. Dahlstrom 10 South La Salle Street, Suite 3505

Chicago, Illinois 60603
Telephone: (312) 377-1181
Facsimile: (312) 377-1184
Email: pdahlstrom@pomlaw.com
Attorneys for Plaintiff

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